ASX ANNOUNCEMENT
(ASX: WPL)

RECEIVED

2007 MAY 15 A 10:01

WOODSIDE

THURSDAY, 3 MAY 2007
7:25AM (WST)

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 374 206
E: craig.dettman@woodside.com.au

AUSTRALIAN ASSETS UPDATE - LINK TO PRESENTATION

Today, Woodside's Australian Business Unit Director, Betsy Donaghey presents at the Macquarie Australian Equities Conference. A copy of the slide pack presentation and summarised notes can be accessed on the Woodside website at the link http://www.woodside.com.au/Investors/Presentations/.